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                                                                    EXHIBIT 99.5
                                                           [English Translation]
                                                               December 11, 2003
                                                                 Fair Disclosure


                              HANARO TELECOM, INC.

Hanaro Telecom, Inc. (the "Company" or "Hanaro") announced today that it launched a new product, 'Hanaro Telecom International Phone Card.'

The international phone card is a prepaid phone card. To make a call with the card, a user may dial 162, the access code, and follow a recorded instruction to add the card number followed by the phone number.

Hanaro offers the lowest rate, KRW90/minute, in the market for calls to the U.S., China, Japan and Canada. For better deals, the Company's cards purchased at Cosco offer additional discount of up to 30%, which is equivalent to KRW63/minute for the calls to the U.S. and Canada.

Hanaro's phone card differs from others in terms of the access code. For user convenience, the code is only a three digit number whereas that of KT (00721), Dacom (082-16) and specific service providers (+10 digits) is a combination of more than three digits. Additionally, the Company developed a fast-dialing system to increase user convenience.

Ju Bong Park, Sales Director, commented that "unlike the international phone cards by competitors, which are mostly sold in areas with high density of foreign population, ours is distributed through a broader marketing channels filling shelves of warehouses and convenient stores. We are planning to make a successful entry into the market in a short period of time with strong sales efforts."

For customers who purchase or recharge the card through the Company's card sales site, www.hticard.com, by the end of December, the Company will give 74 random customers a free gift such as Olympus Digital Camera and MP3 player.

For actual users during the period from December 15, 2003 to January 31, 2004, Hanaro will present, through a raffle event called < 00766 Happy Together Festival >, an airfare worth KRW1 million (1 person), ski resort lift tickets (66 persons) and KRW10,000 phone cards (766 persons).

THIS DISCLOSURE CONTAINS "FORWARD-LOOKING STATEMENTS" THAT ARE BASED ON THE COMPANY'S CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT OUR COMPANY AND OUR INDUSTRY. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS, AS A RESULT OF A NUMBER OF FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY'S HISTORY OF OPERATING LOSSES; THE COMPANY'S INABILITY TO GENERATE SUFFICIENT CASH FLOW FROM ITS OPERATIONS TO MEET ITS OPERATING NEEDS AND ITS RELIANCE ON EQUITY AND DEBT FINANCINGS TO FUND ITS OPERATIONS; THE DECLINE IN THE PRICES FOR COMMUNICATIONS SERVICES; INCREASING COMPETITION IN THE TELECOMMUNICATIONS SECTOR IN KOREA AND OTHER FACTORS BEYOND THE COMPANY'S CONTROL. INVESTORS ARE DIRECTED TO HANARO TELECOM'S REPORTS AND DOCUMENTS FILED FROM TIME TO TIME WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION FOR ADDITIONAL FACTORS THAT SHOULD BE CONSIDERED PRIOR TO INVESTING IN HANARO TELECOM'S SECURITIES. HANARO TELECOM DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE FORWARD-LOOKING STATEMENTS IN THIS RELEASE, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. BECAUSE OF THESE RISKS, UNCERTAINTIES AND ASSUMPTIONS, THE FORWARD-LOOKING EVENTS AND CIRCUMSTANCES DISCUSSED IN THIS RELEASE MIGHT NOT OCCUR IN THE WAY THE COMPANY EXPECTS, OR AT ALL. INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON ANY OF THE FORWARD-LOOKING STATEMENTS.